

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Kevin P. Hourican
President and Chief Executive Officer
SYSCO CORP
1390 Enclave Parkway
Houston, Texas 77077-2099

  Re: SYSCO CORP
    Annual Report on Form 10-K For the Fiscal Year Ended June 27, 2020
    Filed August 26, 2020
    File No. 001-06544

Dear Mr. Hourican:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services